UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68237

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hub International Invest Services, Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9200 Ward Parkway, Suite 500
(No. and Street)

Kansas City	MO	64115
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ronald E. Vallow Jr	312-665-0483	ronald.vallow@hubinternational.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante & Moran, PLLC
(Name – if individual, state last, first, and middle name)

2601 Cambridge Court	Auburn Hills	MI	48326
(Address)	(City)	(State)	(Zip Code)

10/20/2003	#00166
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald E. Vallow Jr, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hub International Investment Services, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARIA C ZAVALA
Official Seal
Notary Public - State of Illinois
My Commission Expires Apr 13, 2024

Signature: Ronald E Vallow Jr.

Title: VP, Controller, FINOP, PFO, & POO

Maria C Zavala 2/21/2024

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)

Report Pursuant to Rule 17a-5(d)
Financial Statements

As of December 31, 2023

Available for Public Inspection

Hub International Investment Services Inc.

(A Wholly Owned Subsidiary of Hub International Limited)
Table of Contents

	Page



Plante & Moran, PLLC
Suite 300
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
HUB International Investment Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HUB International Investment Services, Inc. (the "Company") as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Plante & Moran, PLLC

We have served as HUB International Investment Services, Inc.'s auditor since 2017.
Auburn Hills, Michigan
February 29, 2024

PRAXITY
Empowering Business Globally

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Statement of Financial Condition

	As of December 31, 2023
ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$ 25,091,878
Accounts and other receivables	3,129,378
Intercompany receivable from Parent and Subsidiaries	2,782,631
Right of use asset	182,782
Prepaid expenses	147,774
Total current assets	31,334,443
GOODWILL	78,767,198
DEFERRED INCOME TAX ASSET	1,032,106
RIGHT OF USE ASSET	366,668
OTHER INTANGIBLE ASSETS, net	43,214,665
TOTAL ASSETS	$ 154,715,080
LIABILITIES AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 5,260,011
Contingent earnout consideration payable	1,419,826
Current income tax payable	2,011,529
Operating lease liability	183,204
Intercompany payable to Parent and Subsidiaries	5,414,700
Total current liabilities	14,289,270
OPERATING LEASE LIABILITY	381,024
CONTINGENT EARNOUT CONSIDERATION PAYABLE	3,149,344
OTHER LIABILITIES, net	168,413
TOTAL LIABILITIES	17,988,051
SHAREHOLDER'S EQUITY:	
Common shares, no par value; 1,000 shares authorized;	
Additional paid-in capital	112,132,950
Accumulated income	24,594,079
TOTAL SHAREHOLDER'S EQUITY	136,727,029
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 154,715,080

The accompanying notes are an integral part of this financial statement.

Note 1: Nature of Operations

Hub International Investment Services Inc., (the "Company", "we") is a financial services organization that offers investment solutions for customers by conducting business as an introducing broker-dealer and investment advisor. The Company also refers employee benefit plan customers or producers to third-party broker-dealers to hold customer accounts and effect transactions in securities on behalf of such customers. The Company was incorporated in the state of Delaware in 2007 and obtained a license to conduct operations on January 8, 2010. The Company is a wholly owned subsidiary of Hub International Limited (the "Parent"), a leading insurance broker in North America. The Parent owns many other companies collectively referred to as "Subsidiaries." The Company is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Under its membership agreement with FINRA and the Securities and Exchange Act of 1934 ("Act") Rule 15c3-3 promulgated pursuant to the Act, the Company conducts business solely as an accommodation Broker-Dealer and receives revenue as a result of commissions and fees that are assigned to the company by third party broker-dealers. The Company does not hold customer funds, execute securities trades, establish customer accounts or determine a customer's suitability for investments. The Company has engaged with third party broker-dealers that are responsible for opening accounts and effecting transactions for such customers. Therefore, the Company is exempt from the requirement of Rule 15c3-3 of the Act pertaining to the possession or control of customer assets and reserve requirements.

Note 2: Summary of Significant Accounting Policies

A. Use of estimates
The accompanying financial statements, and these notes, are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. Accounts Receivable
Uncollected commissions and advisory fees from the third-party broker dealers are recorded as accounts receivable on our Statement of Financial Condition. Accounts receivables are stated net of an allowance for uncollectible accounts. Due to the immaterial nature of the Company's uncollectible commissions and advisory fees, an allowance for uncollectible accounts is not deemed necessary.

C. Goodwill and Intangible assets, net
Goodwill represents the excess of cost over fair value of identifiable net assets acquired through business acquisitions. In accordance with ASC 350, *Intangibles – Goodwill and Other*, goodwill is not amortized, but instead is reviewed for impairment on at least an annual basis.

In evaluating the recoverability of the carrying value of goodwill we must make assumptions regarding the fair value of the Company and determine if an indicator of goodwill impairment exists by comparing the carrying value of the Company with the estimated fair value. The method of determining the fair value is based on the EBIDTA multiple of

comparable businesses. If we determine that an indicator of goodwill impairment exists, we must then quantify the actual goodwill impairment charge, if any, by comparing the carrying value of goodwill to its estimated fair value, based on the fair value of the Company's assets and liabilities as of the impairment test date.

Intangible assets consist primarily of customer relationships and are amortized over their useful life which is based on the estimated timeframe over which the customer relationship is expected to contribute to the Company's future cash flows.

In evaluating the carrying value of intangible assets, the Company must determine if an indicator of impairment exists by comparing the carrying value of the asset with the estimated fair value. If the carrying value of the intangible asset is greater than its fair value as of the impairment test date, the Company must record an impairment charge equal to the calculated excess. For 2022, intangible assets were deemed to not be impaired.

D. Income taxes
The Company files both the federal and state tax return on a consolidated basis with its Parent. The Company accounts for its income taxes using ASC 740, *Income Taxes*. ASC 740 requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carry forwards.

The Company reduces the carrying amount of deferred income tax assets, including the expected future benefit of operating loss carry forwards by a valuation allowance if it is more likely than not that some portion of the deferred income tax asset will not be realized. Interest or penalties related to income tax deficiencies are reported as a component of income taxes. As of December 31, 2022, the Company performed its assessment of the realizability of deferred tax assets. Based on the anticipated reversal pattern of our taxable temporary differences, the Company concluded its deferred tax assets are "more likely than not" to be realized. Therefore, no valuation allowance is required.

E. Right of Use Asset
The Company accounts for its leases in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 842, Leases (ASC 842). The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

F. Fair Value Measurements

Accounting guidance establishes a fair value hierarchy to prioritize the inputs to valuation techniques used to measure fair value. A financial instrument's level within the hierarchy is based on the lowest level of input that is significant to the fair value measurement. The three broad input levels are:

- Level 1 – quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the reporting date.

- Level 2 – inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly; and

- Level 3 - inputs that are unobservable for the asset or liability. Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset or liability.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

The Company's contingent earnout consideration payable is valued utilizing Level 3 inputs, as discussed in Note 5.

Note 3: Business Acquisitions

During 2023, the Company acquired substantially all of the assets of certain books of business for consideration of cash. With these acquisitions, the Company has expanded its geographic footprint and investment products and services. Goodwill arising from these acquisitions is a result of expected synergies from combining operations and intangible assets that do not qualify for separate recognition, including the assembled workforce.

The purchase price allocation for our year ended December 31, 2023 acquisitions is summarized in the table below:

	JLA	Franklin	BLS	Other	2023 Acquisitions
Consideration paid:					
Cash………………………………….....	$ 1,377,000	$ 6,070,098	$ -	$ 1,189,459	$ 8,636,557
Accounts Payable……………………….......	-	-	3,695,069	140,756	3,835,825
Contingent earnout consideration payable………….	32,800	254,705	455,834	245,456	988,795
Total purchase price…………………………….	$ 1,409,800	$ 6,324,803	$ 4,150,903	$ 1,575,671	$ 13,461,177
Allocation of purchase price:					
Intangible assets:					
Goodwill………………………………………..	$ 713,857	$ 3,198,923	$ 2,104,624	$ 784,532	$ 6,801,936
Customer relationships………………………..	675,294	3,029,581	1,988,282	759,032	6,452,189
Tangible assets:					
Current assets………………………….......	25,811	131,916	77,329	40,640	275,696
Total assets acquired………………………..	1,414,962	6,360,420	4,170,235	1,584,204	13,529,821
Current liabilities………………………………...	5,162	35,617	19,332	8,533	68,644
Total liabilities acquired………………………….	5,162	35,617	19,332	8,533	68,644
Net fair value of assets acquired………………..	$ 1,409,800	$ 6,324,803	$ 4,150,903	$ 1,575,671	$ 13,461,177

The fair value adjustments for the customer relationship intangible assets were determined on an excess cash flow method. See Note 5, "Commitments and Contingencies" for a detailed discussion of contingent consideration arrangements and liabilities in connection with the acquired business.

Note 4: Intangible Assets

Goodwill

In connection with our acquisitions in 2023, we specifically identified Goodwill of $6,801,936. As of December 31, 2023, the goodwill balance is $78,767,198. We expect that approximately $73,624,000 of our total goodwill balance will be deductible for income tax purposes in future periods.

Changes in the carrying amount of goodwill for the year ended December 31, 2023, is as follows:

	Goodwill
Balance, January 1, 2023………………………………………… $	71,965,262
Goodwill recorded in connection with acquisitions………………	6,801,936
Balance, December 31, 2023…………………………………… $	78,767,198

Other Intangible Assets

In connection with certain of our acquisitions, we specifically identified customer relationship trade name intangible assets subject to amortization. Trade names are amortized on a straight-line basis over the applicable estimated useful life. The estimated useful life of the customer relationships and trade name assets recorded in connection with the acquisitions, ranges from 6 years to 15 years and 2 years to 4 years, respectively.

We specifically identified our Hub International trade name as an indefinite-lived trade name. As of December 31, 2023, the indefinite-lived trade name is $518,946. In connection with certain of our acquisitions, we specifically identified an indefinite-lived broker-dealer network intangible asset. As of December 31, 2023, the indefinite-lived broker dealer network is $247,000.

Note 5: Commitments and Contingencies

In connection with the business acquisitions, the Company entered into agreements with the sellers to pay consideration that is contingent on achieving certain financial performance measures in future periods. As of December 31, 2023, the Company has $4,569,170 of contingent consideration accrued on the Statement of Financial Condition, $3,149,344 is considered long term, $1,419,826 is short term.

Changes in the amount of contingent earnout consideration during the year ending December 31, 2023 are as follows:

	Contingent Earnout Liability
Balance, January 1, 2023…………………………………….......... $	10,254,357
Business acquisitions……………………….……………................……	988,795
Nonshareholder bonus………………....…….....................……..........………	327,451
Payments of contingent earnout consideration………………………....................	(7,929,925)
Changes in fair value of contingent earnout liability…………………..…............	928,492
Balance, December 31, 2023……………………………………………… $	4,569,170

The fair value of contingent consideration was determined based on the Company's best estimate of the present value of the expected future earn-out payment. The fair value estimate of contingent consideration payable is based on observations of historical operating trends for the acquired businesses and current market and economic conditions that the Company believes may impact earnout variables such as revenue and operating profits. When estimating contingent earnout consideration, we historically do not utilize a range of possible estimates but instead determine a reasonable point estimate of expected future payments. The Company's best estimates of contingent earnout consideration liabilities are generally updated on, at minimum, an annual basis to reflect current market and operating conditions.

Note 6: Leases

We lease our office facilities. Lease terms vary from location to location and some have options to renew, rights of first refusal, or early termination rights. We are required to make additional payments under facility operating leases for taxes, insurance and other operating expenses incurred during the lease period. The Parent is a Guarantor on certain of our leases. In addition, some of our locations are in space under leases by the Parent or Subsidiaries. The Company is allocated its proportionate share of the lease costs for shared locations.

As of December 31, 2023, aggregate future minimum lease payments, net of expected sub-lease receipts, under the operating lease are as follows:

	Estimated Minimum Future Lease Payments, net
Due within:	
12-months………………………………………… $	208,562
13 to 24 months……………………………….…	206,814
25 to 36 months……………………………….…	193,809
Total future minimum lease payments………..	609,185
Less: Present value discount…………………	(44,957)
Total operating lease liability	564,228
Less: Short-term operating lease liability……..	(183,204)
Long-term Operating Lease liability	$ 381,024

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Notes to the Financial Statements

The company's Right of Use ("ROU") related entirely to the leases described above and are classified as operating leases. The ROU asset and related lease liability were calculated using the incremental borrowing rate of 5.5 percent.

Note 7: Income Taxes

The components of deferred tax assets and liabilities as of December 31, 2023 are as follows:

	As of December 31, 2023
Deferred tax asset:	
Book vs. tax basis difference for Intangible assets	$ 2,725,833
Accrued bonus	67,755
ASC 842 Lease Liability - Short Term	46,822
Total deferred tax asset	2,840,410
Deferred tax liability:	
Book vs. tax basis difference for Intangible assets	(1,808,304)
Net deferred tax liability	(1,808,304)
Net deferred tax asset	$ 1,032,106

The Company has determined that no reserve is required for uncertain tax positions.

The Company is subject to U.S. federal income tax as well as various other state income tax. The Company is no longer subject to examination by taxing authorities for the years before 2020, with the exception of the State of California, which has a four year statute.

Note 8: Related Party Transactions

The Parent and the Parent's other wholly owned subsidiaries (the "Subsidiaries") administer day-to-day operations and provide services to the Company such as human resource, information technology, record-keeping and clerical. In addition, the Parent and the Subsidiaries provide the Company's office space. In return, the Company pays the Parent and the Subsidiaries for operating expenses incurred and paid on its behalf in accordance with established service agreements.

Note 9: Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 promulgated pursuant to the Act, which requires maintaining a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and aggregate indebtedness changes day to day, but as of December 31, 2023, the net capital was $6,820,774, of which $5,658,200 was in excess of its required minimum net capital of $1,162,574. The ratio of aggregate indebtedness to net capital as of December 31, 2023, was 2.6 to 1.

Note 10: Subsequent Events

The subsequent events for the Company have been evaluated by management through February 29, 2024, the date financial statements were issued. It was determined that there were no subsequent events to recognize in the financial statements.